Exhibit 12.1

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings, as defined:
Earnings from continuing operations before income taxes and minority interests in consolidated subsidiaries	$977	$762	$754	$929	$875
Fixed charges included in the determination of net income	328	313	333	258	309

Total earnings, as defined	$1,305	$1,075	$1,087	$1,187	$1,184

Fixed charges, as defined:
Interest charges	$320	$311	$329	$256	$318
Rental interest factor	12	11	10	9	10

Total fixed charges, as defined	$332	$322	$339	$265	$328

Ratio of Earnings to Fixed Charges	3.93	3.34	3.21	4.48	3.61